OXFORD HOUNDS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Oxford Hounds, Inc.
Scottsdale, Arizona

We have reviewed the accompanying financial statements of Oxford Hounds, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Oxford Hounds, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
January 2, 2023

OXFORD HOUNDS, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	144,393
TOTAL CURRENT ASSETS		144,393
OTHER ASSETS		
Intangible assets		2,518
TOTAL ASSETS	$	146,911

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
Due to related party		6,694
TOTAL CURRENT LIABILITIES		6,694
TOTAL LIABILITIES		6,694
SHAREHOLDERS' EQUITY		
Preferred stock, see note 4		753
Common stock, see note 4		5,557
Additional paid-in capital		315,314
Accumulated deficit		(181,407)
TOTAL SHAREHOLDERS' EQUITY		140,217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	146,911

See independent accountant's review report and accompanying notes to financial statements.

OXFORD HOUNDS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Amortization expense		180
General and administrative		16,297
Insurance expense		8,580
Professional fees		20,519
Research and development		20,931
Sales and marketing		89,436
TOTAL OPERATING EXPENSES		155,943
NET OPERATING INCOME/(LOSS)		(155,943)
OTHER EXPENSES		
Crowdfunding fees		(19,364)
TOTAL OTHER EXPENSES		(19,364)
NET INCOME (LOSS)	$	(175,307)

See independent accountant's review report and accompanying notes to financial statements.

OXFORD HOUNDS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	
BEGINNING BALANCE, JANUARY 1, 2021	-	$ -	5,400,000	$ 5,400	$ 700	$ (6,100)	$ -
Issuance of stock	753,328	753	87,000	122	297,114	-	$ 297,989
Issuance of restricted stock	-	-	35,000	35	17,500	-	$ 17,535
Net loss	-	-	-	-	-	(175,307)	$ (175,307)
ENDING BALANCE, DECEMBER 31, 2021	753,328	$ 753	5,522,000	$ 5,557	$ 315,314	$ (181,407)	$ 140,217

See independent accountant's review report and accompanying notes to financial statements.

OXFORD HOUNDS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (175,307)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	180
Stock issued in exchange for services	17,500
CASH USED FOR OPERATING ACTIVITIES	**(157,627)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(2,698)
CASH USED FOR INVESTING ACTIVITIES	**(2,698)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of stock	298,024
Cash provided by related party	6,694
CASH PROVIDED BY FINANCING ACTIVITIES	**304,718**
NET INCREASE IN CASH	**144,393**
CASH AT BEGINNING OF YEAR	**-**
CASH AT END OF YEAR	**$ 144,393**

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Oxford Hounds, Inc. (the "Company") was incorporated in the State of Wyoming on January 24, 2020. The Company plans to generate revenue via the sale of luxury apparel and accessories.

Going Concern
Since Inception, the Company has relied on funds from stock issuances to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the luxury apparel and accessories.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 - 2023 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. Trademarks are amortized over their useful life, which the Company determined was fifteen years. Amortization expense for the year ending December 31, 2021, was $180.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. As of December 31, 2021, the Company did not record any impairment expense.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Arizona and Wyoming.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021, the Company expensed a total of $20,931.

1.   Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company plans to generate revenues by luxury apparel and accessories. The Company's payments will generally be collected upfront. For the year ending December 31, 2021, the Company recognized nil in revenue.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021, was $17,500.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3.   <u>**Due to Related Party**</u>

Since inception, the majority shareholder of the Company has provided funds to the Company to assist with operating expenses. There is no interest, minimum monthly payments or maturity dates associated with the amounts provided to the Company. As of December 31, 2021, the Company owed the related party $6,729 and expects to repay the funds in the next year.

4.   <u>**Equity**</u>

Preferred Stock
Under the Company's amended articles of incorporation, the total number of preferred shares of stock that the Corporation has authority to issue is 3,000,000 shares at a $0.001 par value per share. As of December 31, 2021, 753,328 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 15,000,000 shares, at a $0.001 par value per share. As of December 31, 2021, 5,522,000 shares have been issued and are outstanding.

5.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company was incorporated on January 24, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $618,000 in sales of its preferred stock. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $618,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through January 3, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.